Exhibit 99.2

Amendment and Supplementary Agreement II to

the NIO China Shareholders Agreement

This Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement (this “Amendment and Supplementary Agreement II”) is made on June 18, 2020 (the “Execution Date”) by and among:

(1)	CMG-SDIC Capital Management Co., Ltd., a limited liability company duly established and existing under the Laws of the People’s Republic of China (“PRC” or “China”, for the purpose of this Amendment and Supplementary Agreement II, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan), holding a business license with unified social credit code of 91130600MA094UG35F, and with its legal representative being GAO Guohua, and registered office at West Dong Ao Wei Road, Rongcheng County, Baoding City, Hebei Province (“SDIC”);

(2)	Advanced Manufacturing Industry Investment Fund II (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91320191 MA1YK7YA6J, and with its executive partner being CMG-SDIC Capital Management Co., Ltd. and registered office at Room 1380, Fuying Building, No. 99 Tuanjie Road, Research and Innovation Park, Jiangbei New District, Nanjing City (“Advanced Manufacturing Industry Investment Fund”);

(3)	Anhui Provincial Emerging Industry Investment Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 9134000032543101X1, and with its legal representative being HUANG Linmu and registered address at Room 301, Innovation Building, No. 860 West Wangjiang Road, High-tech District, Hefei City, Anhui Province (“Anhui High-tech Co.”);

(4)	Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340800MA2UE54B3J, and with its executive partner being Anhui Jintong New Energy II Investment Management Partnership (Limited Partnership) and registered office at Room 616-1, Building#1, Zhumeng New Zone, No. 188 Wenyuan Road, Yixiu District, Anqing City, Anhui Province (“New Energy Automobile Fund”);

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(5)	Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340100MA2NUJ2A1H, and with its legal representative being XIE Hai and registered address at Room 424, Science and Technology Innovation Center, No. 860 West Wangjiang Road, High-tech District, Hefei City (“Anhui Sanzhong Yichuang”);

(6)	HeFei City Construction and Investment Holding (Group) Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340100790122917R, and with its legal representative being LI Hongzhuo and registered address at No. 229 Wuhan road, Binhu New District, Hefei City, Anhui Province (the “Hefei Investor”);

(7)	Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340111MA2UU69EX8, and with its executive partner being Hefei Xinping Investment Management Co., Ltd. and registered address at Room 101, 1st Floor, Area G, Intelligent Equipment Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province (“Jianheng New Energy Fund”);

(8)	NIO Inc., a company duly established and validly existing under the Laws of the Cayman Islands, with its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and is currently listed on the New York Stock Exchange of the United States (NYSE: NIO) (“NIO Inc.”);

(9)	NIO Nextev Limited, a private company limited by shares duly organized and validly existing under the Laws of the Hong Kong of the PRC, with its company number of 2199750, and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“NIO HK”);

(10)	NIO User Enterprise Limited, a private company limited by shares duly organized and validly existing under the laws of the Hong Kong of the PRC, with its company number of 2487823 and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“UE HK”);

(11)	NIO Power Express Limited, a private company limited by shares duly organized and validly existing under the Laws of the Hong Kong of the PRC, with its company number of 2472480 and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“PE HK”, together with NIO HK, UE HK and NIO Inc., the “NIO Parties”); and

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(12)	NIO (Anhui) Holding Co., Ltd., a limited liability company duly established and duly existing under the Laws of the PRC, holds a business license with unified social credit code of 91340111MA2RAD3M4R, and with its legal representative being WANG Zhenglin and registered address at West Susong Road and North Shenzhen Road, Economic and Technological Development District, Hefei City, Anhui Province (the “Target Company”).

For purposes of this Amendment and Supplemental Agreement II, each of the above parties shall be referred to individually as a “Party” and collectively as the “Parties”.

Unless otherwise provided for in this Amendment and Supplementary Agreement II, all terms used herein shall have the same meanings and interpretation rules as those provided under the Shareholders Agreement (as defined below).

WHEREAS:

(a)	SDIC, Anhui High-tech Co., the Hefei Investor, the NIO Parties and the Target Company have entered into the NIO China Investment Agreement (the “Investment Agreement”) and the NIO China Shareholders Agreement (the “Shareholders Agreement”) dated as of April 29, 2020;

(b)	SDIC, Advanced Manufacturing Industry Investment, Anhui High-tech Co., New Energy Automobile Fund, the Hefei Investor, Jianheng New Energy Fund, the NIO Parties and the Target Company entered into the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement (the “Amendment and Supplementary Agreement I”) dated as of June 5, 2020. Pursuant to the Amendment and Supplementary Agreement I, SDIC designates Advanced Manufacturing Industry Investment Fund, the Anhui High-tech Co. designates New Energy Automobile Fund and the Hefei Investor designates Jianheng New Energy Fund to assume all or part of their respective rights and obligations under the Shareholders Agreement;

(c)	Anhui High-tech Co. designates New Energy Automobile Fund to assume all the corresponding rights and obligations under the Investment Agreement and the Shareholders Agreement regarding its capital increase price of RMB 200,000,000 (corresponding to the newly increased registered capital of RMB 34,965,034.97 of the Target Company) in accordance with the Amendment and Supplementary Agreement I. In addition, Anhui High-tech Co. proposes to further designate Anhui Sanzhong Yichuang to assume all the corresponding rights and obligations under the Shareholders Agreement and the Amendment and Supplementary Agreement I to subscribe for the remaining capital increase price of the Target Company of RMB 800,000,000.00 (corresponding to the newly increased registered capital of RMB 139,860,139.86) in accordance with this Amendment and Supplementary Agreement II, and Anhui Sanzhong Yichuang agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement II; and

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(d)	The Parties unanimously agree to make specific amendments and supplements to certain terms of the Shareholders Agreement and the Amendment and Supplementary Agreement I in accordance with this Amendment and Supplementary Agreement II.

NOW, THEREFORE, the Parties unanimously agree and acknowledge that the designee shall become a party to the Shareholders Agreement by executing this Amendment and Supplementary Agreement II and agree as follows:

1.	The Parties unanimously confirm and agree that, in accordance with the Amendment and Supplementary Agreement I, Anhui High-tech Co. designates New Energy Automobile Fund to assume its rights and obligations under the Investment Agreement and the Shareholders Agreement regarding its capital increase price of RMB 200,000,000 (corresponding to the newly increased registered capital of RMB 34,965,034.97 of the Target Company); in accordance with this Amendment and Supplementary Agreement II, Anhui High-tech Co. designates Anhui Sanzhong Yichuang to assume all of its rights and obligations under the Investment Agreement, the Shareholders Agreement and the Amendment and Supplementary Agreement I regarding its remaining capital increase price of RMB 800,000,000 (corresponding to the newly increased registered capital of RMB 139,860,139.86 of the Target Company), and Anhui Sanzhong Yichuang agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement II. Upon completion of the said designation, Anhui High-tech Co. shall no longer subscribe for the newly increased registered capital of the Target Company.

2.	Certain definitions under the Shareholders Agreement shall be respectively amended as follows:

Parties	means	Advanced Manufacturing Industry Investment, Anhui High-tech Co., Anhui Sanzhong Yichuang, New Energy Automobile Fund, Jianheng New Energy Fund, NIO Inc., NIO HK, UE HK, PE HK and the Target Company
Investor	means	Advanced Manufacturing Industry Investment, Anhui Sanzhong Yichuang, New Energy Automobile Fund and Jianheng New Energy Fund
Party	means	Each of Advanced Manufacturing Industry Investment, Anhui Sanzhong Yichuang, New Energy Automobile Fund, Jianheng New Energy Fund, NIO Inc., NIO HK, UE HK, PE HK and the Target Company

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3.	Clause 2.1 (Shareholders of the Target Company) of the Shareholders Agreement shall be amended as follows:

“The shareholders of the Target Company (the “Shareholders”) are as follows:

NIO HK:	NIO Nextev Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

UE HK:	NIO User Enterprise Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

PE HK:	NIO Power Express Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

Advanced Manufacturing Industry Investment:	Advanced Manufacturing Industry Investment Fund II (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91320191MA1YK7YA6J, and with its registered address at Room 1380, Fuying Building, No. 99 Tuanjie Road, Research and Innovation Park, Jiangbei New District, Nanjing City.
Executive Partner: CMG-SDIC Capital Management Co., Ltd.

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Anhui Sanzhong Yichuang:

Anhui Provincial Sanzhong Yichuang Industry Development Fund Co, Ltd., a limited liability company duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91340100MA2NUJ2A1H, and with its registered address at Room 424, Science and Technology Innovation Center, No. 860 West Wangjiang Road, High-tech District, Hefei City.

Legal Representative: XIE Hai

New Energy Automobile Fund:	Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91340800MA2UE54B3J, and with its registered address at Room 616-1, Building#1, Zhumeng New Zone, No. 188 Wenyuan Road, Yixiu District, Anqing City, Anhui Province.
Executive partner: Anhui Jintong New Energy II Investment Management Partnership (Limited Partnership)

Jianheng New Energy Fund:	Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91340111 MA2UU69EX8, and with its registered address at Room 101, 1st Floor, Area G, Intelligent Equipment Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province.
Executive Partner: Hefei Xinping Investment Management Co., Ltd.”

4.	Clause 5.1 (Registered Capital) of the Shareholders Agreement shall be amended as follows:

“The registered capital of the Target Company shall be RMB 5,074,773,741.26, of which:

5.1.1	NIO HK shall subscribe to RMB 2,539,030,264.99, representing 50.032% of the registered capital of the Target Company, of which RMB 5,500,000 shall be contributed in cash in RMB and has been paid up as of the Execution Date hereof; RMB 2,293,891,006.40 shall be contributed in the form of equity interest in NIO Co., Ltd.; and the remaining RMB 239,639,258.59 shall be contributed in the form of intellectual property rights;

5.1.2	UE HK shall subscribe to RMB 1,252,136,433.60, representing 24.674% of the registered capital of the Target Company, of which RMB 5,500,000 shall be contributed in cash in RMB and has been paid up as of the Execution Date hereof; RMB 744,755,244.76 shall be contributed in cash in USD equivalent; and the remaining RMB 501,881,188.84 shall be contributed in the form of equity interest in Shanghai NIO Sales and Services Co., Ltd.;

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5.1.3	PE HK shall subscribe to RMB 59,830,818.88, which shall be contributed in the form of equity interest in NIO Energy Investment (Hubei) Co., Ltd., representing 1.179% of the registered capital of the Target Company;

5.1.4	Advanced Manufacturing Industry Investment Fund shall subscribe to RMB 174,825,174.83, which shall be contributed in cash in RMB, representing 3.445% of the registered capital of the Target Company;

5.1.5	Anhui Sanzhong Yichuang shall subscribe to RMB 139,860,139.86, which shall be contributed in cash in RMB, representing 2.756% of the registered capital of the Target Company;

5.1.6	New Energy Automobile Fund shall subscribe to RMB 34,965,034.97, which shall be contributed in cash in RMB, representing 0.689% of the registered capital of the Target Company; and

5.1.7	Jianheng New Energy Fund shall subscribe to RMB 874,125,874.13, which shall be contributed in cash in RMB, representing 17.225% of the registered capital of the Target Company.”

5.	The form set forth in Clause 5.2.1 of the Shareholders Agreement shall be amended as follows:

Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
NIO Nextev Limited	2,539,030,264.99

RMB 5,500,000 of the registered capital contributed in cash in Renminbi, which has been contributed in full as of the Execution Date hereof;

RMB 2,293,891,006.40 of the registered capital contributed in equity interest in NIO Co., Ltd.;

RMB 239,639,258.59 of the registered capital contributed in intellectual property rights

			Within one (1) year after the closing in accordance with the Investment Agreement

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Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
NIO User Enterprise Limited	1,252,136,433.60	RMB 5,500,000 of the registered capital contributed in cash in Renminbi, which has been contributed in full as of the Execution Date hereof;
RMB 744,755,244.76 of the registered capital contributed in cash in USD equivalent;
RMB 501,881,188.84 of the registered capital contributed in equity interest in Shanghai NIO Sales and Services Co., Ltd.

			On or before March 31, 2021 in accordance with the Investment Agreement
NIO Power Express Limited	59,830,818.88	Contributed in equity interest in NIO Energy Investment (Hubei) Co., Ltd.	Within sixty (60) working days after the execution date of the Investment Agreement
Advanced Manufacturing Industry Investment Fund II (Limited Partnership)	174,825,174.83	Contributed in cash in Renminbi	On the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived

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Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
Anhui Provincial Sanzhong Yichuang Industry Development Fund Co, Ltd.	139,860,139.86	Contributed in cash in Renminbi	In principle, on the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived; and shall in no event be later than September 30, 2020
Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership)	34,965,034.97	Contributed in cash in Renminbi	In principle, on the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived; and shall in no event be later than September 30, 2020
Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership)	874,125,874.13	Contributed in cash in Renminbi	On or before March 31, 2021 in accordance with the Investment Agreement and shall be subject to the completion of the private equity fund filing with the Asset Management Association of China
Total	5,074,773,741.26	/	/

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6.	Clause 19.3.1 of the Shareholders Agreement shall be amended as follows:

“The Target Company shall have two (2) supervisors, of which Anhui Sanzhong Yichuang shall be entitled to nominate one (1) supervisor, and the NIO Parties shall be entitled to nominate one (1) supervisor. The directors and the Senior Officers of the Target Company shall not act as the supervisors of the Target Company. The supervisor shall serve a term of office of three (3) years, and may serve consecutive terms if re-nominated by such original nominating Party and re-approved by the Shareholders’ meeting.”

7.	The contact information of Anhui Sanzhong Yichuang shall be included to Clause 28.1 (Notice) of the Shareholders Agreement:

“Anhui Sanzhong Yichuang:

Attention:	LIU Jingran
Address:	[***]
Telephone:	[***]
Email:	[***]

8.	Exhibit I to the Shareholders Agreement shall be replaced by Exhibit I to this Amendment and Supplementary Agreement II.

9.	Each Party hereto hereby acknowledges that, Anhui High-tech Co. transfers to Anhui Sanzhong Yichuang all of its rights and obligations under the Shareholders Agreement and the Amendment and Supplementary Agreement I in accordance with this Amendment and Supplementary Agreement II, and each Party hereto hereby waives its right of first refusal and any other prior right or right of priority that it may be entitled to in accordance with applicable PRC Laws, the Amendment and Supplementary Agreement I, this Amendment and Supplementary Agreement II, the articles of association of the Target Company or any other matters.

10.	As of the Execution Date of this Amendment and Supplementary Agreement II, Anhui Sanzhong Yichuang shall be deemed as a successor with respect to the registered capital subscribed by it and shall become a party to the Shareholders Agreement and the Amendment and Supplementary Agreement I as if Anhui Sanzhong Yichuang had executed the Shareholders Agreement and the Amendment and Supplementary Agreement I as an original signatory party; for the avoidance of doubt, Anhui High-tech Co. shall no longer be bound by such obligations under the Shareholders Agreement and the Amendment and Supplementary Agreement I with respect to the registered capital to be assumed by Anhui Sanzhong Yichuang.

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11.	This Amendment and Supplementary Agreement II shall be governed by, and construed in accordance with the laws of the PRC.

12.	Any dispute, controversy, difference or claim arising out of or relating to this Amendment and Supplementary Agreement II shall be resolved by the Parties in dispute through amicable consultation. If the Parties fail to resolve such dispute within sixty (60) days of the date of the written notice given by a Party to the relevant other Parties indicating the existence of the dispute or requesting the commencement of negotiation, any Party may refer the dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of CIETAC effective at the time of application for arbitration. The arbitration proceedings shall be conducted in Chinese. The arbitration tribunal shall consist of three (3) arbitrators to be appointed in accordance with the arbitration rules. The applicant and the respondent shall each appoint one (1) arbitrator, and the two (2) arbitrators so appointed by the parties shall agree upon the third arbitrator or the CIETAC shall appoint the third arbitrator. The arbitration award shall be final and binding on the parties to the arbitration. The losing Party shall be liable for the costs of the arbitration, all costs and expenses of the arbitration proceedings and all costs and expenses in relation to the enforcement of any arbitral award. The arbitral tribunal shall rule upon the costs of the parties not expressly provided for in this section.

13.	This Amendment and Supplementary Agreement II shall come into force and become binding on the Parties upon the execution by the legal representatives, authorized signatories or the respective authorized representatives and the affixation of their respective company chops. The sequence of priority of the Shareholders Agreement, the Amendment and Supplementary Agreement I and this Amendment and Supplementary Agreement II shall be:

(1)	In case of conflict between any provisions of the Shareholders Agreement, the Amendment and Supplementary Agreement I and this Amendment and Supplementary Agreement II, this Amendment and Supplementary Agreement II shall prevail;

(2)	In case of conflict between any provisions of the Shareholders Agreement and the Amendment and Supplementary Agreement I, the Amendment and Supplementary Agreement I shall prevail;
(3)	For any matter not mentioned herein, the Amendment and Supplementary Agreement I shall prevail; if such matter is not mentioned in the Amendment and Supplementary Agreement I, the Shareholders Agreement shall prevail.

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Unless otherwise provided herein, the validity of other terms of the Shareholders Agreement and the Amendment and Supplementary Agreement I shall not be affected by this Amendment and Supplementary Agreement II.

14.	This Amendment and Supplementary Agreement II shall be written in Chinese and be executed in thirteen (13) originals, each of which shall have the same legal effect. Each Party shall hold one (1) original.

[SIGNATURE PAGES FOLLOW]

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(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

CMG-SDIC Capital Management Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Provincial Emerging Industry Investment Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

HeFei City Construction and Investment Holding (Group) Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Advanced Manufacturing Industry Investment Fund II (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Provincial Sanzhong Yichuang Industry Development Fund Co, Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Inc.

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Nextev Limited

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO User Enterprise Limited

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Power Express Limited

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO (Anhui) Holding Co., Ltd

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement

Exhibit I: Joinder Agreement

Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is executed and delivered by the undersigned party (the “Join in Party”) on the following date in accordance with (a) the NIO China Shareholders Agreement by and among CMG-SDIC Capital Management Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., HeFei City Construction and Investment Holding (Group) Co., Ltd., NIO Inc., NIO Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO (Anhui) Holding Co., Ltd. dated as of April 29, 2020 and (b) the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement by and among CMG-SDIC Capital Management Co., Ltd., Advanced Manufacturing Industry Investment Fund II (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), HeFei City Construction and Investment Holding (Group) Co., Ltd., Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), NIO Inc., NIO Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO (Anhui) Holding Co., Ltd. dated as of June 5, 2020, and (c) the Amendment and Supplementary Agreement II to the NIO China Shareholders Agreement by and among CMG-SDIC Capital Management Co., Ltd., Advanced Manufacturing Industry Investment Fund II (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), HeFei City Construction and Investment Holding (Group) Co., Ltd., Anhui Provincial Sanzhong Yichuang Industry Development Fund Co, Ltd., Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), NIO Inc., NIO Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO (Anhui) Holding Co., Ltd. dated as of June 18, 2020 (as amended or modified from time to time, hereinafter collectively referred to as “Shareholders Agreement”).

The Join in Party hereby agrees and acknowledges that, by execution of this Joinder Agreement, the Join in Party shall be deemed to be a Party to the Shareholders Agreement as of the date of this Joinder Agreement, and shall have all of the rights and obligations of June 18 under the Shareholders Agreement, as if it had executed the Shareholders Agreement as an original signatory party of the Shareholders Agreement. The Join in Party fully accepts, as of the date of this Joinder Agreement, and agrees to be bound by, all terms and conditions contained in the Shareholders Agreement.

This Joinder Agreement shall be deemed as a part of the Shareholders Agreement, and shall, together with the Shareholders Agreement, constitute one single agreement among the Parties to the Shareholders Agreement (including but not limited to the Join in Party).

IN WITNESS WHEREOF, the Join in Party has caused this Joinder Agreement to be duly executed by its duly authorized representative as of the following date.

DATE: ______,

[Name of the Join in Party]

Amendment and Supplementary Agreement to the NIO China Shareholders Agreement II – Exhibit I

SIGNED BY
Name: [·]
Title: Chairman

Address for notices:

Amendment and Supplementary Agreement to the NIO China Shareholders Agreement II – Exhibit I